Sandoe, Christian T.

From:	Bieber, Sander [sander.bieber@dechert.com]
Sent:	Wednesday, January 14, 2009 4:54 PM
To:	Sandoe, Christian T.
Cc:	Geffen, David; Szybillo, Victoria
Subject:	Aberdeen Global Income Fund, Inc. and Aberdeen Asia-Pacific Income Fund, Inc. - response to comments

Attachments: Redline.rtf; Document.pdf; Document.pdf

<<Redline.rtf>> <<Document.pdf>> <<Document.pdf>>
Christian -

Attached are letters which respond to comments my colleagues received from you regarding the preliminary proxy statements for the above-referenced funds. Also attached is a marked version of Proposal 2 to the Aberdeen Asia-Pacific Income Fund, Inc. preliminary proxy statement, which indicates changes we intend to make in the definitive proxy statement and which are, in part, responsive to your comments. We hope you find these letters and the responses in good order. Independent counsel to the independent directors has reviewed and concurs with the responses being transmitted to you. We are prepared to file the letters as official correspondence, and anticipate filing the definitive proxy statements on Friday, January 16th.

Please call me at your convenience to discuss these matters. Best personal regards,

Sandy

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Sander M. Bieber
Dechert LLP
+1  202  261  3308  direct
+1  301  452  2212  mobile
+1  202  261  3333  fax
sander.bieber@dechert.com
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